SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]

              For the Fiscal Year Ended December 31, 1996

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




                   Commission File Number 000-20371




      GULF STATES UTILITIES COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
                       (Full title of the plan)




                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

                     GULF STATES UTILITIES COMPANY
                     EMPLOYEE STOCK OWNERSHIP PLAN

                           Table of Contents


                                                             Page
                                                             Number
                                                             Herein

(a)Financial Statements:

   Report of Independent Accountants                          3

   Statement of Net Assets Available for Benefits
     as of December 31, 1996 and 1995                         4

   Statement of Changes in Net Assets Available for
     Benefits For the Year Ended December 31, 1996            5

   Notes to Financial Statements                              6

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1996                      10

   Item 27d - Schedule of Reportable Transactions -
     For the Year Ended December 31, 1996                    11

   Signature                                                 12


(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     13

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the
Gulf States Utilities Company Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employee Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 20, 1997

                       GULF STATES UTILITIES COMPANY
                       EMPLOYEE STOCK OWNERSHIP PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      As of December 31, 1996 and 1995

                                                           1996          1995
Cash                                                          $214           $3

Investment in Entergy Corporation common stock,
   at fair value, 231,781 and 238,139 shares,
   in 1996 and 1995 respectively (cost of $5,430,140
   and $5,531,001, in 1996 and 1995  respectively)       6,402,950    6,965,566
                                                        ----------   ----------
Net Assets Available for Benefits                       $6,403,164   $6,965,569
                                                        ==========   ==========
See Notes to Financial Statements

                         GULF STATES UTILITIES COMPANY
                         EMPLOYEE STOCK OWNERSHIP PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1996




                                                               1996

Net Assets Available for Benefits -
      Beginning of Year                                     $6,965,569

Increases:
   Investment income:
       Dividends                                               421,472
       Interest                                                    966
       Net realized and unrealized appreciation
       (depreciation) in market value of investments          (469,416)
                                                            ----------
            Total increases (decreases)                        (46,978)
                                                            ----------
Decreases:
   Distributions to withdrawing participants
       Securities withdrawn in kind                            515,427
                                                            ----------
            Total decreases                                    515,427
                                                            ----------
Net increase (decrease)                                       (562,405)
                                                            ----------


Net Assets Available for Benefits - End of Year             $6,403,164
                                                            ==========


See Notes to Financial Statements.

                     GULF STATES UTILITIES COMPANY
                     EMPLOYEE STOCK OWNERSHIP PLAN
                     Notes to Financial Statements


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Gulf States Utilities Company Employee Stock Ownership Plan (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged against net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1996 and 1995, and the net increase (decrease) in net assets available for benefits for each of the years differ from that reported in the Form 5500 as follows:

                                          Net Assets Available
                                             for Benefits
                                           1996             1995

       As reported herein             $6,403,164        $6,965,569
       Accrued benefits payable           (1,314)         (271,188)
                                      ----------        ----------
       To be reported in Form 5500    $6,401,850        $6,694,381
                                      ==========        ==========

                                        Net Increase/(Decrease) in
                                     Net Assets Available for Benefits
                                           1996             1995

       As reported herein               $ (562,405)        $675,572
       Accrued benefits payable            269,874         (111,270)
                                        ----------         --------
       To be reported in Form 5500      $ (292,531)        $564,302
                                        ==========         ========

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Investments: Investments in common stock are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Any brokerage commissions, transfer taxes, fees and other similar expenses arising in connection with stock purchases are charged to the accounts of the affected participants. Dividend income is accrued on the ex-dividend date and subsequently reinvested to purchase additional common stock for the participants' accounts. Cash equivalents are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the trade date.

   Expenses: All administrative expenses incurred by the Plan are borne by Entergy Gulf States, Inc. (formerly Gulf States Utilities Company, referred to herein as the Company). However, the Company reserves the right to have future administrative expenses paid from certain Plan assets in accordance with the terms of the Plan and applicable law.

   Tax  status:   The  Internal  Revenue  Service  issued  a  favorable
   determination letter on July 15, 1996 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits as of December 31, 1996 and 1995, and the reported amounts in the Statement of Changes in Net Assets Available for Benefits during fiscal year 1996. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1996 Plan financial statements.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Summary Plan Description and/or Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of ERISA. The ERISA provisions set forth certain requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information. Effective January 1, 1995, First National Bank of Commerce (FNBC) became the Trustee for the Plan and to date FNBC continues to maintain Plan assets and serve as Trustee. Prior to January 1, 1995, Texas Commerce Bank, Beaumont, N.A. was the Plan Trustee.

   Eligibility: The Plan is available to all Company employees, pre-merger Company employees and post-merger employees of Entergy Operations, Inc. whose primary work location is River Bend nuclear plant. Employees become eligible to participate the day on which the earlier of the following shall occur: (a) the end of the 12-month period following commencement of employment during which the employee performs 1,000 or more hours of service; or (b) the completion of 1,000 hours of service by the employee in a 12-month period measured from the employment anniversary date.

   Contributions: All contributions to the Plan are invested in shares of Entergy common stock. The Company's "Basic Contribution" to the Plan for each Plan year is an amount equivalent to the additional 1% investment tax credit claimed by the Company on its federal income tax return. The Company's Basic Contribution is allocated to eligible participants' accounts in the form of cash and/or common stock, based on a proportion of the participant's eligible compensation during the Plan year as compared to the eligible compensation of all eligible participants (up to $100,000 per participant).

   No contributions of any type are required of a participant in order for the participant to receive his or her proportionate share of the Company's Basic Contribution. No contributions were made by eligible participants in 1996.

   The Company may also elect to contribute to the Plan for each Plan year an amount equivalent to an additional 1/2% investment tax credit, to the extent that the Company's contribution is matched by participants' contributions. For purposes of the Plan, the Company's contribution is the "Matching Contribution" and the participants' contributions are the "Voluntary Contributions." The Voluntary Contributions are also invested in common stock and credited to the participants' accounts along with common stock attributable to the Matching Contribution. The Plan allows employees to make Voluntary Contributions to the Plan for those Plan years in which the Company elects to make a Matching Contribution. In the event the Company does not elect to make a Matching Contribution, no Voluntary Contributions will be permitted for that Plan year.

   For the Plan year ended December 31, 1996, approximately 662 employees participated in the Plan.

   As required by the Economic Recovery Tax Act of 1981 ("ERTA"), the 1% and the additional 1/2% investment tax credits, which formed the basis of the Plan, are not available to the Company for qualified investments made after December 31, 1982 except for qualified transitional investments. At December 31, 1996, the Company had unused 1% and 1/2% additional investment tax credits which were generated prior to December 31, 1983, of approximately $5.5 million and $2.7 million, respectively. Under the provisions of ERTA, the Company will be allowed to carryforward such credits until such time as they are fully utilized to reduce the Company's tax liability, but only through 1998.

   The Internal Revenue Code of 1986, as amended (the "Code"), limits the total amount of all contributions which highly compensated employees may make to the Plan as a percentage of all contributions made by all other employees. Additionally, the Code also limits the total amount of all contributions which can be made for an employee who is a participant in any other tax-qualified, Entergy System-sponsored retirement plan.

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at time of deposit.

   Plan termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the total share balance of their accounts.

   In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw a portion of their account after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of Plan participation. The amount of in-service withdrawal is limited by provisions of the Internal Revenue Code applicable to the Plan and may be subject to an additional 10% premature distribution tax
   unless the participant is  age 59-1/2 or older.   Withdrawals from
   the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

   Distributions upon separation from service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire share balance of their Plan account, with certain additional provisions regarding distribution deferral of account balances in excess of $3,500 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or tax qualified account. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax. Distributions from the Plan are in the form of stock certificates, plus cash for the value of any fractional share.

                        GULF STATES UTILITIES COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN
       ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           As of December 31, 1996

                                               Number
Description of Investment                    of Shares        Cost     Current
                                                                        Value
Cash                                           -              $214        $214

Entergy Corporation common stock, $.01 par *  231,781    5,434,673   6,402,950
                                              -------   ----------  ----------
  Total investments                                     $5,434,887  $6,403,164
                                                        ==========  ==========


* Denotes a party-in-interest to the Plan

                        GULF STATES UTILITIES COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN
           ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the Year Ended December 31, 1996


                                                                           Selling or
                                               Number of      Purchase      Redemption
Description                                   Transactions      Price         Price        Cost     Gain/(Loss)
Aggregate of transactions with First National Bank
  of Commerce - New Orleans, N.A.,  Trustee:

Purchase Transactions:
     Purchase of 15,702 shares of Entergy
     Corporation common stock*                     4            $417,901             -           -            -

     Sale of 137 shares of Entergy
     Corporation common stock*                     4                   -        $3,717      $3,201         $516

     Distribution of 21,923 shares of Entergy
     Corporation common stock to 38
     participants*                                 5                   -             -    $511,027            -




* Denotes a party-in-interest to the Plan


                           SIGNATURE


   The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits



Date: June 27, 1997

                CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Entergy Gulf States, Inc. (formerly Gulf States
Utilities Company) on Form S-8 (File No. 2-98011) of our report dated June 20, 1997, on our audits of the financial statements and supplemental schedules of the Gulf States Utilities Company Employee Stock Ownership Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 23, 1997